EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

The following lists the subsidiaries of the Registrant and the state or jurisdiction of incorporation.

	Name and Address of Subsidiary	Incorporated

1.	ChoiceOne Bank 109 East Division Sparta, Michigan 49345	Michigan

2.	ChoiceOne Insurance Agencies, Inc. (1) 109 East Division Sparta, Michigan 49345	Michigan

3.	1423 West Main, L.L.C. (1) 450 West Muskegon Kent City, Michigan 49330	Michigan

4.	Lakestone Bank & Trust 83 West Nepessing Street Lapeer, Michigan 48446	Michigan

5.	Lakestone Financial Services, Inc. (2) 83 West Nepessing Street Lapeer, Michigan 48446	Michigan

(1)	These are wholly-owned subsidiaries of ChoiceOne Bank.
(2)	This is a wholly-owned subsidiary of Lakestone Bank & Trust.